Filed by Hudson Executive Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson Executive Investment Corp.

Doug Braunstein, Founder and Managing Partner of Hudson Executive, Romaine Bostick, Caroline

Hyde and Kailey Leinz, each of Bloomberg News

Bloomberg TV: Bloomberg Markets – More SPAC Deals in 2021 : The Close Transcript

January 14, 2021

Romaine Bostick: Companies going public via SPACs, special acquisition companies. That was all the rage last year and seems to be continuing here in 2021. Hudson Executive Investment Corp. made a deal with online therapy app, Talkspace, for a reverse merger valuing the app at 1.4 billion dollars. Joining us right now, the man behind that deal, Doug Braunstein, chairman and co-founder of Hudson Executive Investment Corp. and managing partner and founder of Hudson Executive Capital. Doug, great to have you here. A lot of people looking to come to the market and they’re looking to do it in ways that may be are not the traditional path here. We talked ad nauseam about SPACs last year. A lot of people wanted to know Doug, was this just sort of a fad, would it fade away? Is the general sense here, out there in the investment community, that this is now a viable and consistent way for companies now to consider if they want to come to market?

Doug Braunstein: Romaine, first of all thanks for having me and good afternoon. You know, the SPAC, that was the question. I think the right way to think about it is for the right company that has specific needs that a SPAC structure can fulfill and the right management and the right sponsors, a SPAC can be a tremendous opportunity to come to market. And our announced deal with Talkspace, we think our SPAC structure addressed specific needs that the company needed from a capital markets standpoint. We think we partnered with a world-class management and the founders, Oren and Roni Frank, and Mark Hirschhorn the president and chief operating officer. And we think our group of CEO partners and our deep connectivity into both the health care and the technology spaces makes one plus one equal three for the investors, both for the SPAC today and for future investors in Talkspace. So we think it can be, in the right circumstances, a compelling alternative for companies that are private to consider.

Caroline Hyde: Let’s go into Talkspace in and of itself, Doug. Really interesting place, remote appointment medical systems, really hot, considering we live in a pandemic world, but post-pandemic, how do you feel that Talkspace will evolve? And how will you keep those investors, now public investors sort of interested?

Doug Braunstein: Yeah Caroline, it’s a great question and what is unique and was compelling to us about Talkspace’s business model is it is a purpose built digital platform that’s designed to address the unmet medical needs, but in behavioral health care. It does so by actually addressing improving access. It actually reduces cost to the consumer. It improves outcomes, and it is really beneficial to the clinicians and the payers who use the system. And so, while the pandemic itself has highlighted the ability to use digital modalities for health care, behavioral is really unique. It does not require an x-ray or your temperature taken or a blood test. So, that conversation is actually most facilitated through this digital modality and so we believe the changes from the pandemic for behavioral and for Talkspace are durable and sustainable and the actual app itself and the technology behind it will improve access and outcomes in a medical place for behavioral that is desperately needed today.

Kailey Leinz: Doug, how much competition did you feel you faced in looking for this acquisition given the flood of SPACs we have seen in 2020 and continuing this year? That is a lot of different institutions competing for acquisition targets and I’m wondering if eventually that means that volume is going to have to slow down.

Doug Braunstein: Yeah so, you know, it is interesting. What people forget, and I have been around the merger space for literally 35 years, is in many ways it is still a people business. And what I mean by that is you need to pick partners that you feel comfortable are going to be with you and good partners over a long period of time because this relationship for us we expect to be a very long-term one with the management of Talkspace. And so there were two things we think that differentiated this discussion for us from others. The first was the personal chemistry between Oren and Roni and Mark and the management team, and our executives. And so you need to be partnered with people you feel have a similar mission and a similar vision for how the business is going to grow. And then the second is, as I said, we brought a lot of senior executive talent both in the health care and the technology space to the table, which we actually think is additive to the growth prospects for Talkspace. So at the end of the day, it is more about those issues that are going to drive successful SPACs. And we think our business model, our experience set, and our executive talent differentiates us, so we are a little less concerned about the actual plethora of SPACs in the marketplace because we think we have some unique qualities that will be very attractive to our potential partners.

Caroline Hyde: And with all your expertise and experience at JP Morgan, we did not even get to chat about banks, another time. Doug Braunstein, great to have some time with you, as always, of Hudson Executive Investment Corp. We wish you well with the newly…

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Talkspace and HEIC. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on Nasdaq Stock Market, (x) the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.